L-3 Communications Corporation
600 Third Avenue
New York, NY 10016

June 28, 2005

The Titan Corporation
3033 Science Park Road
San Diego, CA 92121

Ladies and Gentlemen:

Reference is hereby made to the Agreement and Plan of Merger, dated as of June 2, 2005 (the "Agreement"), by and among L-3 Communications Corporation, a Delaware corporation ("Parent"), Saturn VI Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and The Titan Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Agreement. Parent, Merger Sub and the Company hereby agree as follows:

Section 6.15(a) of the Agreement is hereby amended and restated in its entirety as follows:

"(a) As soon as practicable after the date of this Agreement, Parent shall, with the assistance of the Company, prepare a tender offer and consent solicitation statement (the "Tender Offer Statement") in order to effect an offer to purchase for cash (the "Tender Offer") the Company's outstanding 8% Senior Subordinated Notes due 2011 (the "8% Notes"), on terms set forth in Section 6.15 of the Parent Disclosure Schedule. The Tender Offer Statement will set forth the terms and conditions with respect to the Tender Offer. Parent shall use its reasonable best efforts to consummate such Tender Offer as promptly as practicable after the date of this Agreement; provided that Parent's obligations to consummate the Tender Offer shall be conditioned on receipt of the Requisite Consent, execution of the Amendments and on consummation of the Merger."

Exhibit A to the Agreement is hereby amended to delete the definition of "Exchange Offer" and to add the following definitions:

""Tender Offer" has the meaning assigned to such term in Section 6.15(a).

"Tender Offer Statement" has the meaning assigned to such term in Section 6.15(a)."

The definition of "Requisite Consent" in Exhibit A to the Agreement is hereby amended and restated in its entirety as follows:

""Requisite Consent" has the meaning assigned to such term in Section 6.15(b)."

The Agreement shall be further amended so that all references in the Agreement to "Private Placement Memorandum" are hereby replaced with "Tender Offer Statement" and all references to "Exchange Offer" are hereby replaced with "Tender Offer".

The first sentence of Section 5.19(a) of the Agreement is hereby amended and restated in its entirety as follows:

"Except as set forth in Section 5.19 of the Company Disclosure Schedule or as, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect on the Company, with respect to any Government Contracts, there is no (i) civil fraud or criminal acts or bribery, or any other violation of law, by the Company or any of its Subsidiaries or any director, officer or employee of the Company or its Subsidiaries or criminal investigation by any Governmental Entity, (ii) any irregularity, misstatement or omission by the Company or any of its Subsidiaries arising under or relating to such Government Contracts, (iii) request by a Governmental Entity for a contract price adjustment based on a claimed disallowance by the Defense Contract Audit Agency (or other applicable Governmental Entity) or claim of defective pricing, (iv) dispute between the Company or any of its Subsidiaries and a Governmental Entity which, since December 31, 2002, has resulted in a government contracting officer's final decision or (v) any termination by a Governmental Entity for default of any Government Contract or claim or request for equitable adjustment by the Company or any of its Subsidiaries against a Governmental Entity."

Section 6.15 of the Parent Disclosure Schedule is also hereby amended and restated in its entirety as set forth on Schedule A to this letter agreement.

The Agreement shall continue in full force and effect, as amended hereby.

This letter agreement and the rights and duties of the parties hereunder shall be governed by, and construed in accordance with the laws of the State of Delaware.

This letter agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. This letter agreement may be executed by facsimile signature(s).

Sincerely,
L-3 Communications Corporation
By:	/s/ Stephen Souza
	Name:	Stephen Souza
	Title:	Vice President and Treasurer
Saturn VI Acquisition Corp.
By:	/s/ Stephen Souza
	Name:	Stephen Souza
	Title:	Vice President and Treasurer

Acknowledged and Agreed: The Titan Corporation
By:	/s/ Mark W. Sopp
	Name:	Mark W. Sopp
	Title:	Chief Financial Officer